Exhibit 3.1

AMENDED AND RESTATED

Articles OF INCORPORATION

OF

FLUX POWER HOLDINGS, INC.

The undersigned hereby certifies:

1.            That pursuant to Section 78.403 of the Nevada Revised Statutes this Amended and Restated Articles of Incorporation of Flux Power Holdings, Inc. correctly sets forth and consolidates the entire text of the Articles of Incorporation of Flux Power Holdings, Inc., as amended to date.

2.             The Articles of Incorporation of Flux Power Holdings, Inc. are hereby amended and restated to read as follows:

Article I

The name of the corporation is Flux Power Holdings, Inc.

Article II

The principal place of business of the corporation shall be in the County of Clark and in the State of Nevada, but the Board of Directors shall designate other places, either within or without the State of Nevada, where other offices may be established and maintained and where corporate business may be transacted.

Article III

Omitted

Article IV

The purpose for which this corporation is organized is the transaction of any and all lawful business for which corporation may be incorporated under the laws of the State of Nevada, as they may be amended from time to time, and specifically, but not in limitation thereof for the purpose of developing genetically engineered agricultural and cloning a variety of nursery crops.

Article V

There are no limitations of the powers of the corporation.

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Article VI

The corporation shall have authority to issue three hundred million (300,000,000) shares of Common Stock at par value of $0.001 per share; and five million (5,000,000) shares of Preferred Stock at a par value of $0.001.

Article VII

The holders of the Common Stock shall not have preemptive rights as to the stock then and thereafter authorized to be issued, including Treasury Stock.

Article VIII

The corporation shall be managed by a Board of Directors whose duties and responsibilities are set forth in By-Laws to be adopted by the corporation. The corporation shall have not less than one, nor more than seven Directors.

Article IX

Omitted

Article X

The Board of Directors of the corporation may from time to time distribute on a pro-rata basis to its shareholders out of the capital surplus of the corporation, a portion of its assets, in cash or property.

Article XI

The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee of agent of the corporation. This indemnification shall be mandatory on all circumstances in which indemnification is permitted by law.

Article XII

The corporation shall indemnify its directors and officers of the corporation from personal liability for lawful acts of the corporation as permitted by law.

3.            The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:64,086,601.

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IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Articles of Incorporation as of February 17, 2015.

FLUX POWER HOLDINGS, INC.

/s/ Ronald Dutt
Ronald F. Dutt, President and Chief Executive Officer

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